Exhibit 99.3

SKEENA
GOLD + SILVER

Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2025 AND 2024

Management’s Responsibility for Financial Reporting

The accompanying audited consolidated financial statements, related note disclosures, and other financial information contained in the Management’s discussion and analysis of Skeena Resources Limited (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the annual consolidated financial statements, including responsibility for significant accounting judgments and estimates, and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded, and that the financial information is relevant and reliable.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements together with the other information of the Company and for overseeing management’s fulfillment of its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

“Randy Reichert”	“Andrew MacRitchie”

Randy Reichert	Andrew MacRitchie
President & Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 24, 2026

2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Skeena Resources Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Skeena Resources Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 24, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Gold Stream derivative liability

As discussed in Note 4 to the consolidated financial statements, the Company measures the fair value of its Gold Stream derivative liability using a Monte-Carlo simulation as the value of the Gold Stream is linked to the gold price and the Company has an option to reduce the gold stream percentage.  As discussed in Note 2 to the consolidated financial statements, there is a high degree of estimation uncertainty associated with the assumptions in the models used to value the Gold Stream derivative liability. Significant inputs to these models include the Company’s forecast of the Eskay Project gold production schedule, gold prices including their volatility, and the credit spread of the Company.  As discussed in Note 11 to the consolidated financial statements, as of December 31, 2025, the fair value of the Gold Stream derivative liability was $421,902 thousand.

3

We identified the evaluation of the fair value measurement of the Gold Stream derivative liability as a critical audit matter.  Subjective auditor judgment was required to assess the inputs used to estimate the fair value of the Gold Stream derivative liability. Significant assumptions used in the determination of the fair value included estimates of gold prices, gold price implied volatility, the credit spread of the Company and the forecasted gold production schedule for the Eskay Project. Changes to these assumptions could have had a significant effect on the determination of the fair value measurement of the Gold Stream derivative liability.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to determine the fair value measurement of the Gold Stream derivative liability. This included controls over the Company’s development of the significant assumptions used to estimate the fair value of the Gold Stream derivative liability. We assessed the competence, capabilities and objectivity of the Company’s personnel who review the gold production schedule. We compared the gold production schedule to the life of mine plan.  We involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the gold prices and gold price implied volatility by comparing to third party data, and (2) evaluating the credit spread of the Company by comparing the change in the credit spread since the prior valuation date against data obtained from third-party sources.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2022.

Vancouver, Canada

March 24, 2026

4

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Skeena Resources Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Skeena Resources Limited’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 24, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Discussion and Analysis – Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 24, 2026

5

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in thousands of Canadian dollars)

	Note	December 31, 2025	December 31, 2024
ASSETS

Current
Cash and cash equivalents		$121,889	$96,941
Marketable securities	5	29,667	949
Receivables		5,505	2,351
Other		1,931	698
		158,992	100,939

Prepaid expenses and deposits	6	25,287	5,083
Exploration and evaluation interests	7	16,763	18,662
Mineral property, plant and equipment	8	559,573	144,220
Other	11	9,576	5,487

Total assets		$770,191	$274,391

LIABILITIES

Current
Accounts payable and accrued liabilities	17	$70,057	$57,285
Current portion of lease liabilities	10	15,751	6,303
Flow-through share premium liability	9	—	5,708
Other		1,662	721
		87,470	70,017

Lease liabilities	10	47,333	7,230
Gold Stream derivative liability	11	421,902	63,886
Provision for closure and reclamation	12	46,227	38,499
Deferred tax liability	16	3,462	—
Other		4,673	4,146

Total liabilities		611,067	183,778

SHAREHOLDERS’ EQUITY

Capital stock	13	903,045	670,126
Commitment to issue shares		—	250
Reserves		66,029	47,346
Deficit		(809,950)	(627,109)

Total shareholders’ equity		159,124	90,613

Total liabilities and shareholders’ equity		$770,191	$274,391

COMMITMENTS (NOTE 4)

SUBSEQUENT EVENTS (NOTE 13 AND 19)

On behalf of the Board of Directors:

signed "Craig Parry"	signed "Suki Gill"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

6

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in thousands of Canadian dollars, except share and per share amounts)

		For the years ended
		December 31,
	Note	2025	2024
General and administration expenses
Administrative compensation	17	$8,676	$5,892
Communications		2,383	1,579
Community relations		4,883	—
Depreciation	8	821	859
Office, insurance and general		3,805	3,938
Professional fees and consulting	17	5,464	7,515
Share-based payments	13,17	23,896	8,799
		49,928	28,582

Accretion of provision for closure and reclamation	12	581	201
Change in fair value of convertible debenture		—	3,153
Change in fair value of Gold Stream derivative liability	11	151,140	(7,737)
Exploration and evaluation	17	6,736	146,922
Flow-through share premium recovery	9	(12,911)	(17,429)
Foreign exchange loss (gain)		70	(532)
Gain on sale of exploration and evaluation interests	7	(3,216)	—
Interest and finance fee expense	11	2,735	1,569
Interest income		(3,065)	(3,694)
Loss (gain) on marketable securities	5	(13,637)	567
Other		1,018	337
Loss before income tax		179,379	151,939
Deferred tax expense	16	3,462	—
Loss and comprehensive loss for the year		$182,841	$151,939

Loss per share – basic and diluted		$(1.59)	$(1.53)

Weighted average number of common shares outstanding – basic and diluted		115,218,502	99,128,496

The accompanying notes are an integral part of these consolidated financial statements.

7

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in thousands of Canadian dollars, except shares)

						Total
	Capital Stock		Commitment to	Reserves		Shareholders’
	(Note 13)		Issue Shares	(Note 13)	Deficit	Equity
	Shares	Amount
Balance December 31, 2023	90,296,093	$552,397	$750	$48,299	$(476,911)	$124,535
Private placements	15,440,679	122,750	—	—	—	122,750
Acquisition of exploration and evaluation interests	61,415	500	(500)	—	—	—
Exercise of options	539,947	4,282	—	(1,399)	—	2,883
Vesting of restricted share units	1,205,085	10,389	—	(10,389)	—	—
Tahltan Investment Rights	79,858	1,000	—	(1,000)	—	—
Share issue costs	—	(1,192)	—	—	—	(1,192)
Flow-through share premium (Note 9)	—	(20,000)	—	—	—	(20,000)
Share-based payments	—	—	—	13,576	—	13,576
Extinguishment of convertible debenture	—	—	—	(1,741)	1,741	—
Loss for the year	—	—	—	—	(151,939)	(151,939)
Balance December 31, 2024	107,623,077	$670,126	$250	$47,346	$(627,109)	$90,613
Bought deal offering	11,511,500	232,143	—	—	—	232,143
Acquisition of exploration and evaluation interests (Note 7)	17,229	250	(250)	—	—	—
Exercise of options	1,179,617	14,248	—	(4,611)	—	9,637
Vesting of restricted share units	583,860	4,332	—	(4,332)	—	—
Vesting of performance share units	385,004	2,325	—	(2,325)	—	—
Share issue costs	—	(13,176)	—	—	—	(13,176)
Flow-through share premium (Note 9)	—	(7,203)	—	—	—	(7,203)
Share-based payments	—	—	—	29,951	—	29,951
Loss for the year	—	—	—	—	(182,841)	(182,841)
Balance, December 31, 2025	121,300,287	$903,045	$—	$66,029	$(809,950)	$159,124

The accompanying notes are an integral part of these consolidated financial statements.

8

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

		For the years ended
		December 31,
	Note	2025	2024
OPERATING ACTIVITIES
Loss for the year		$(182,841)	$(151,939)
Adjusted for
Accretion of provision for closure and reclamation	12	581	201
Change in fair value of convertible debenture		—	3,153
Change in fair value of Gold Stream derivative liability	11	151,140	(7,737)
Deferred tax expense	16	3,462	—
Depreciation	8	1,244	8,223
Exploration and evaluation expenses capitalized in exploration and evaluation assets		—	(857)
Flow-through share premium recovery	9	(12,911)	(17,429)
Gain on sale of exploration and evaluation assets	7	(3,216)	—
Interest and finance fee expense		2,735	1,569
Interest and finance fee expense in exploration and evaluation expense		—	595
Loss (gain) on marketable securities	5	(13,637)	567
Share-based payments	13	24,922	13,126
Unrealized foreign exchange gain		(117)	(555)
Other		1,030	337
Changes in non-cash operating working capital
Receivables		(2,904)	666
Other		(1,415)	554
Accounts payable and accrued liabilities		(25,362)	21,626
Net cash used in operating activities		(57,289)	(127,900)

INVESTING ACTIVITIES
Purchase of marketable securities	5	(11,500)	—
Proceeds from sale of marketable securities	5	979	38
Construction prepayments and deposits paid		(28,448)	(12,469)
Exploration and evaluation asset expenditures		—	(8,799)
Additions to mineral property, plant and equipment	8	(294,411)	(2,213)
Settlement of other liabilities arising from mineral property acquisitions	7	(250)	(500)
Other		270	113
Net cash used in investing activities		(333,360)	(23,830)

FINANCING ACTIVITIES
Lease payments	10	(12,111)	(8,582)
Repayment of convertible debenture		—	(25,928)
Proceeds from Gold Stream derivative liability	11	206,876	71,623
Availability fees on Senior Secured Term Loan	11	(3,671)	(2,649)
Finance fee	11	(1,502)	(757)
Proceeds from bought deal financing	13	232,143	—
Proceeds from private placements	13	—	122,750
Proceeds from option exercises	13	9,637	2,883
Share issue costs	13	(13,282)	(1,171)
Other		(2,509)	(1,398)
Net cash provided by financing activities		415,581	156,771

Effect of foreign exchange rates on cash and cash equivalents		16	765

Change in cash and cash equivalents during the year		24,948	5,806
Cash and cash equivalents, beginning of the year		96,941	91,135

Cash and cash equivalents, end of the year		$121,889	$96,941

Cash and cash equivalents are comprised of:
Cash		$121,416	$96,470
Cash equivalents		473	471
Cash and cash equivalents		$121,889	$96,941

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 15)

The accompanying notes are an integral part of these consolidated financial statements.

9

1.	Nature of Operations

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company is a mining company in the development stage focusing on the construction and development of the Eskay Creek project (“Eskay” or “Eskay Project”) in British Columbia. The Company’s corporate office is located at 2600 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s stock trades on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the German stock exchanges under the ticker symbol “RXF”.

On June 24, 2024, the Company entered into binding agreements with Orion Resource Partners (“Orion”) with respect to a Project Financing Package for the development and construction of the Eskay Project. The Project Financing Package is comprised of private placements, a Gold Stream, and a Senior Secured Term Loan facility (Note 11).

As long as the Company meets the conditions precedent to the Senior Secured Term Loan, the Company anticipates that proceeds from the Project Financing Package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay, which Management currently expects will be in 2027. Should the Company not be able to draw from this facility, or in the event this facility is insufficient to complete construction and commissioning of the mine, the Company will need to secure additional financing. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan, including bringing the Eskay Project to profitable operation.

2.	Basis of Presentation

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these financial statements are based on IFRS in effect as at December 31, 2025.

The consolidated financial statements of Skeena for the year ended December 31, 2025 were authorized for issuance by the Board of Directors on March 24, 2026.

Basis of measurement

These consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments that are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements are presented in Canadian dollars, and tabular values are rounded to the nearest thousand.

10

2.	Basis of Presentation (continued)

Significant accounting estimates and judgments

The preparation of these consolidated financial statements requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates and judgments are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates or changes to judgments are recognized in the period in which the estimate or judgment is revised and may affect both the period of revision and future periods.

Significant assumptions that Management has made about current unknowns, the future, and other sources of estimated uncertainty, could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made. Such significant assumptions include the following areas:

Critical accounting estimates

●	Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period.

There is a high degree of estimation uncertainty associated with the assumptions in the models used to value the Gold Stream derivative liability at each reporting period (a level 3 fair value measurement). The valuation models are sensitive to significant model inputs, which include the Company's forecasts of the Eskay Project gold production schedule, gold prices including their volatility and the credit spread of the Company.

●	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to significant estimates, including the amount and timing of closure and reclamation costs and the discount rate used. During the development phase of Eskay, estimates of closure and reclamation costs are continually evolving as further site and permitting activities trigger incremental remediation and reclamation activities.

Critical accounting judgments

There were no critical accounting judgments made during the year ended December 31, 2025.

11

3.	Material Accounting Policy Information

Exploration and evaluation interests

The acquisition costs of mineral properties are capitalized as exploration and evaluation interests on a project-by-project basis, pending determination of the technical feasibility and the commercial viability of the project. Acquisition costs include cash or shares paid, liabilities assumed, and associated legal costs paid to acquire the interest, whether by option, purchase, staking, or otherwise. Costs of investigation incurred before the Company has obtained the legal right to explore an area are recognized in profit or loss.

Exploration and evaluation expenditures relate to costs incurred in the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include permitting; community engagement; researching and analyzing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and evaluating the technical feasibility and commercial viability of extracting a mineral resource. The province of British Columbia has a Mineral Exploration Tax Credit (“METC”), whereby a company may receive a refundable tax credit of 20% or 30% for incurring qualified mineral exploration expenditures, for determining the existence, location, extent or quality of a mineral resource in the province of British Columbia. The Company recognizes METC as a reduction of exploration expenses in the period in which the qualifying expenditures are incurred. The amount ultimately recovered may be different from the amount initially recognized.

Unless indicated otherwise in the mineral property interests accounting policy information, all exploration and evaluation expenditures are expensed, with the exception of expenditures relating to the construction of mine-related infrastructure, which are capitalized to the exploration and evaluation asset to which they relate.

When economically viable reserves and technical feasibility have been determined, sufficient permits to proceed with development have been issued, and the decision to proceed with development has been approved by the Board of Directors (collectively, the “Development Stage Conditions”), the capitalized mineral property interest for that project and subsequent costs incurred for the development of that project are capitalized as mineral property, property, plant and equipment once an impairment test has been completed. On December 31, 2024, the Company met all the Development Stage Conditions relating to the Eskay Project. As such, the Company performed an impairment test upon transitioning the Eskay Project from exploration and evaluation to development stage.

The Company records the proceeds from the initial sale of a royalty interest as a reduction in the carrying amount of the mineral property interest to which it relates, and does not recognize any gain or loss on such royalty interest transactions in profit or loss until the consideration received is in excess of the carrying amount of the associated asset. When the Company exercises its contractual right to repurchase a royalty interest on one of its exploration and evaluation assets in contemplation of reselling it to a third party, the Company recognizes a gain on the repurchase and resale of the royalty interest in profit or loss only when the resale transaction has closed.

12

3.	Material Accounting Policy Information (continued)

Mineral property, plant and equipment

Mineral property

The cost of mineral property includes:

●	Costs reclassified from exploration and evaluation assets;
●	Capitalized development costs;
●	Construction costs;
●	Initial development stripping and deferred stripping costs;
●	Estimates related to reclamation and closure cost obligations; and
●	Borrowing costs incurred that are attributable to qualifying assets.

Mineral property is carried at cost less accumulated depletion and accumulated impairment losses. Mineral property is depleted on a unit-of-production basis over the estimated life of mine (“LOM”). Depletion of mineral property occurs from the point at which the mine is capable of operating as intended by management.

While preparing the mineral property for its intended use, proceeds associated with the sale of items produced and related cost of sales are recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Costs directly attributable to bringing the asset to the location and condition necessary for its intended use, estimate of costs associated with the dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, associated borrowing costs, are included in the cost of the asset.

Depreciation starts on the date when the asset is available for its intended use. Mine plant and buildings are depreciated on a straight-line basis over the shorter of 25 years or the LOM. Depreciation is calculated on a declining-balance basis at an annual rate of 20% for vehicles and equipment. Camp structures are depreciated on a straight-line basis over shorter of 5 to 20 years. Leased assets and associated leasehold improvements are depreciated on a straight-line basis over the term of their respective leases.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Expenditures incurred that increase productivity or extend the useful life of an asset beyond the initial estimate are capitalized. The costs of routine repairs and maintenance are expensed in the period the costs are incurred.

An item of plant and equipment is derecognized when either it has been disposed of or when it is permanently withdrawn from use and no future economic benefits are expected from its use or disposal. Any gains or losses arising on the retirement and disposal are included in profit or loss in the period of retirement or disposal.

13

3.	Material Accounting Policy Information (continued)

Mineral property, plant and equipment (continued)

Construction-in-progress

Assets under construction include the costs of the construction of mining and processing facilities on a mineral property for which technical feasibility and commercial viability has been demonstrated.

Assets under construction are not considered to be available for use and are, therefore, not subject to depreciation. When an asset becomes available for use, its costs are transferred from assets under construction to property, plant and equipment, as appropriate.

Leases

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred. If the ownership of the underlying asset is transferred to the Company, or the Company is reasonably certain to exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The Company also assesses the right-of-use asset for impairment when such indicators exist. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. The incremental borrowing rate is the estimated rate that the Company would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Payments against the lease are then offset against the lease liability, with interest recorded as accretion expense in profit or loss. The lease liability is subsequently remeasured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

Impairment of long-lived assets

At the end of each reporting period, the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit (“CGU”) to which the asset belongs.

14

3.	Material Accounting Policy Information (continued)

Impairment of long-lived assets (continued)

When an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Derivative liabilities

Derivative liabilities are initially recognized at their fair value on the date the derivative contract is entered into, and transaction costs are expensed. The Company’s derivative liabilities are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in profit or loss. Fair values for derivative instruments that are not traded in an active market are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. All derivative instruments are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes derivative liabilities when its contractual obligations are discharged or cancelled, or they expire.

Financial instruments

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Classification of financial assets and liabilities

The Company classifies its financial assets and liabilities in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets and liabilities at initial recognition.

The classification of financial assets is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has designated them at FVTPL. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows: the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and the remaining amount of the change in the fair value is presented in profit or loss.

15

3.	Material Accounting Policy Information (continued)

Financial instruments (continued)

(ii)	Measurement of financial assets and liabilities

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost using the effective interest rate method less any impairment. Interest is recorded as accretion expense in profit or loss.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value, with transaction costs recognized in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. The Company continually assesses any contingent assets to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses.

(iv)	Equity instruments

A financial instrument is an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer’s own equity instruments, it is either:

●	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or
●	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Provision for closure and reclamation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation interests and mineral property, plant and equipment. Insofar as the amount of the obligation can be measured with sufficient reliability, the net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period recognized.

16

3.	Material Accounting Policy Information (continued)

Provision for closure and reclamation (continued)

The net present value of the rehabilitation obligation is calculated using a pre-tax real discount rate that reflects the time value of money. Environmental monitoring and basic site-maintenance costs as part of a mining process that may impact the ultimate closure and rehabilitation activities are expensed in the period incurred.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, infrastructure or technology, discount rates and estimates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in the provision due to the passage of time is recognized as accretion expense.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued on the date of grant and are amortized over the vesting periods. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest with the corresponding amount recorded to reserves. Upon exercise of an equity instrument, the consideration received is recorded as capital stock, and any amounts previously recorded to reserves are reclassified to capital stock.

For share-based payments in which the terms of the arrangement provide the Company with a choice of whether to settle in cash or by issuing equity instruments, the Company determines whether it has a present obligation to settle in cash. If the Company has a present obligation to settle in cash, the equity instrument is accounted for as a liability, with the fair value remeasured at the end of each reporting period and at the date of settlement, with any changes to fair value recognized in profit or loss for the period. The Company has a present obligation to settle in cash if the Company has a past practice or a stated policy of settling in cash.

If no such obligation exists, the equity instrument is accounted for as equity settled share-based payment and is measured at the fair value on the date of grant. Upon settlement:

(a)	If the Company elects to settle in cash, the cash payment is accounted for as the repurchase of an equity interest (i.e. as a deduction from equity), except as noted in (c) as below.
(b)	If the Company elects to settle by issuing equity instruments, no further accounting is required other than the reclassification of the value of the equity instrument initially recognized in reserves to capital stock, except as noted in (c) below.
(c)	If the Company elects the settlement alternative with the higher fair value, as at the date of settlement, the Company recognizes an additional expense for the excess value given (i.e. the difference between the cash paid and the fair value of the equity instruments that would otherwise have been issued, or the difference between the fair value of the equity instruments issued and the amount of cash that would otherwise have been paid, whichever is applicable).

Loss per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

17

3.	Material Accounting Policy Information (continued)

Loss per share (continued)

The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on loss per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options, warrants and similar instruments that would be anti-dilutive.

Share splits or share consolidations, where each common share in the capital of the Company is exchanged for a certain number (or fraction) of a new share in the capital of the Company, are accounted for retroactively once they have been enacted, in order to present comparable information. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Flow-through shares

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Canadian income tax law permits the Company to transfer the tax deductibility of qualifying resource expenditures financed by such shares to the flow-through shareholders.

On issuance, the Company allocates the flow-through share proceeds to i) share capital, ii) warrants, if any, and iii) flow-through share premium, if any, using the residual value method. If investors pay a premium for the flow-through feature, it is recognized as a liability. Upon incurring qualifying expenditures, the Company reduces the liability and recognizes a flow-through share premium recovery. At the end of the period, the flow-through share premium liability consists of the portion of the premium on flow-through shares that corresponds to the portion of qualifying expenditures that are expected to be properly incurred in the future. Proceeds received from the issuance of flow-through shares are restricted to Canadian resource property expenditures within a prescribed period.

The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

New standards and interpretations not yet adopted in 2025

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 will replace IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 introduces specific structure for the income statement by requiring income and expenses to be presented into three defined categories of operating, investing, and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation, which apply to the primary financial statements and notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified.

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. The Company is currently evaluating the impact of the adoption of the standard.

18

4.	Financial Instruments and Risk Management

The carrying values of the Company’s financial instruments are as follows:

In $000s	Category	December 31, 2025	December 31, 2024
Cash and cash equivalents	Amortized cost	$121,889	$96,941
Marketable securities	Fair value through profit or loss	$29,667	$949
Receivables	Amortized cost	$525	$45
Deposits	Amortized cost	$6,926	$5,083
Accounts payable	Amortized cost	$37,376	$49,259
Gold Stream derivative liability	Fair value through profit or loss	$421,902	$63,886
Other liabilities	Amortized cost	$6,335	$4,867

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rate of interest being received or charged.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The carrying value of the Company’s marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1).

The fair value of the Gold Stream derivative liability relates to the gold stream entered into with Orion (Note 11) and is based a number of factors, including the timing of receipt of the US$200,000,000 facility, the assumption that the US$100,000,000 cost over-run facility will not be utilized, the Company's forecasts of the Eskay Project completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spreads of the Company and Orion (Level 3). The fair value of the Gold Stream derivative liability is calculated using a Monte-Carlo simulation as the value of the Gold Stream is linked to the gold price and the Company has an option to reduce the gold stream percentage. The following assumptions were utilized:

	2025	2024
Gold spot price (USD per ounce)	$4,308	$2,611
Gold price implied volatility[1]	21.03%	15.17%
Credit spread of the Company	15.94%	16.42%
Credit spread of Orion[2]	N/A	0.53%

(1)	Estimated based on a Chicago Mercantile Exchange (CME) gold traded option with the closest maturity to the Gold Stream.
(2)	As it is a private investment entity, Orion’s credit spread is estimated based on the average option-adjusted spreads of selected constituents from the ICE BoA US Finance and Investment index with the term to maturity matching the future drawdown dates of the Gold Stream on each of the calculation dates. As of December 31, 2025, the US$200,000,000 facility has been fully drawn.

19

4.	Financial Instruments and Risk Management (continued)

There were no changes to the levels of fair value hierarchy for financial instruments during the year ended December 31, 2025.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its cash and cash equivalents, receivables and deposits totaling $129,340,000 (December 31, 2024 – $102,069,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company's cash and cash equivalents are primarily held at large credit worthy Canadian financial institutions. The Company’s deposits are primarily held by large and reputable vendors.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

●	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents. Based on the balances of cash and cash equivalents at December 31, 2025, a 1% increase (decrease) in interest rates at December 31, 2025 would have decreased (increased) net loss before tax by $1,205,000. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to interest rate risk on loan obligations that bear interest at a floating rate. The Company is also exposed to credit spread risk on the Gold Stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company's credit spread. An increase of 100 basis points in credit spread at December 31, 2025 would have decreased net loss before tax by $13,381,000. Conversely, a decrease of 100 basis points would have increased net loss before tax by $14,030,000. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

●	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At December 31, 2025, the Company has US$3,541,000 of cash and cash equivalents, US$431,000 in accounts payable and US$308,072,000 in Gold Stream derivative liability. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to foreign exchange risk with respect to foreign denominated loan obligations. The Company is exposed to foreign exchange risk on the Gold Stream derivative liability. Based on balances of these instruments and commitments at December 31, 2025, a 1% increase (decrease) in foreign exchange rates at December 31, 2025 would have decreased (increased) net loss before tax by $4,177,000. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

20

4.	Financial Instruments and Risk Management (continued)

Market risk (continued)

●	Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At December 31, 2025, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at December 31, 2025 would have resulted in a $2,967,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. The Company is also exposed to gold price risk on the Gold Stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. A 5% increase in the forward gold price curve at December 31, 2025 would have increased net loss before tax by $11,343,000. Conversely, a 5% decrease would have decreased net loss before tax by $11,431,000. The Company does not use derivative instruments to reduce its exposure to gold price risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The undiscounted financial liabilities and commitments as of December 31, 2025 will mature as follows:

	Less than		Greater than
In $000s	1 year	1-5 years	5 years	Total
Accounts payable	$37,376	$—	$—	$37,376
Reclamation and mine closure	72	419	85,711	86,202
Leases	21,517	107,887	12,514	141,918
Other liabilities	2,013	5,080	—	7,093
Contractual obligations[1]	83,716	8,202	—	91,918
Total	$144,694	$121,588	$98,225	$364,507
(1)	Certain contractual commitments may contain cancellation clauses. However, the Company discloses its commitments based on management’s intent to fulfill the contracts.

The Company’s gold production from the Eskay Project is subject to the terms of the Gold Stream.

21

5.	Marketable Securities

In $000s
Balance, December 31, 2023	$1,554
Sold	(38)
Realized gain	21
Unrealized loss	(588)
Balance, December 31, 2024	$949
Purchased	11,500
Acquired from sale of exploration and evaluation assets	4,560
Sold	(979)
Realized gain	30
Unrealized gain	13,607
Balance, December 31, 2025	$29,667

T

In February 2025, the Company sold one of its exploration properties, the Sofia Property, to TDG Gold Corp. (“TDG”) for 8,000,000 common shares of TDG (Note 7). The Company also acquired 15,000,000 common shares of TDG for $7,500,000.

On July 14, 2025, the Company acquired 6,666,667 common shares of TDG for $4,000,000.

6.	Prepaid Expenses and Deposits

	December 31, 2025	December 31, 2024
Prepaid expenses	$18,361	$3,618
Surety bond collateral	6,793	1,235
Deposits	133	230
Total	$25,287	$5,083

Prepaid expenses primarily relate to advance payments in connection with the construction and development of the Eskay Project. The surety bond collateral relates to a percentage of the surety bond amount held as collateral by the surety provider in connection with the construction of camp, power transmission and reclamation security as required by the Ministry of Energy and Climate Solutions.

22

7.	Exploration and Evaluation Interests

Exploration and evaluation assets

In $000s	Eskay	Snip	Other	Total
Balance, December 31, 2023	$44,822	$1,469	$16,123	$62,414
Change of estimate to closure and reclamation	23,574	1,070	—	24,644
Additions	35,717	—	—	35,717
Write-down	(108)	—	—	(108)
Reclassified to mineral property, plant and equipment on transition to development stage	(104,005)	—	—	(104,005)
Balance, December 31, 2024	$—	$2,539	$16,123	$18,662
Change of estimate to closure and reclamation	—	(587)	—	(587)
Disposals	—	—	(1,312)	(1,312)
Balance, December 31, 2025	$—	$1,952	$14,811	$16,763

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip property (“Snip”) from Barrick Mining Corporation (“Barrick”). The optioned property consists of one mining lease, holding the former Snip gold mine and four mineral tenures located in the Golden Triangle of British Columbia.

Barrick retained a 1% net smelter returns (“NSR”) royalty on the property. Alternatively, subject to Skeena delineating in excess of 2,000,000 ounces of gold, Barrick may exercise its right to purchase a 51% interest in Snip in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property (the “Barrick Option”), following which the parties would form a joint venture and Barrick would relinquish its 1% NSR royalty. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

Other properties

On June 1, 2022, Skeena acquired a 100% interest in four properties upon its acquisition of QuestEx Gold & Copper Ltd. The properties are located in the Golden Triangle and Liard Mining Division of British Columbia. The properties are subject to a 2% NSR royalty, of which half or all of the NSR royalty can be purchased for $1,000,000 to $6,000,000. On February 14, 2025, the Company sold one of the properties, the Sofia Property, to TDG for 8,000,000 common shares of TDG, resulting in a gain of $3,216,000.

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newmont Corporation and Imperial Metals Corporation’s Red Chris mine, approximately 20km southeast of the village of Iskut, from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares based on the 20-day volume weighted average trading price on the TSX, at closing and at each six-month anniversary of closing. One of the properties is subject to a 2% NSR royalty, which can be purchased for $2,000,000 within 120 days of commercial production. As at December 31, 2024, the Company paid $1,250,000 and issued 171,636 common shares in satisfaction of the first five payments. During the year ended December 31, 2025, the Company paid $250,000 and issued 17,229 common shares in satisfaction of the final payment.

23

8.	Mineral Property, Plant and Equipment

In $000s	Mineral Property	Construction-In-Progress	Vehicles and Equipment	Camp	Right-of-Use Assets	Other	Total
Cost
Balance, December 31, 2023	$—	$—	$4,923	$21,047	$11,348	$2,692	$40,010
Additions	—	—	3,250	117	14,093	18	17,478
Transfer on purchase	—	—	2,492	—	(3,000)	—	(508)
Transfer from E&E assets on transition to development stage	57,063	46,942	—	—	—	—	104,005
Derecognition	—	—	—	—	(2,479)	—	(2,479)
Balance, December 31, 2024	$57,063	$46,942	$10,665	$21,164	$19,962	$2,710	$158,506
Additions	95,360	275,191	3,845	—	59,837	—	434,233
Write-down	—	—	(13)	—	—	—	(13)
Derecognition	—	—	—	—	(7,462)	—	(7,462)
Balance, December 31, 2025	$152,423	$322,133	$14,497	$21,164	$72,337	$2,710	$585,264
Accumulated depreciation
Balance, December 31, 2023	$—	$—	$1,363	$3,442	$2,196	$40	$7,041
Depreciation – G&A	—	—	—	—	666	193	859
Depreciation – E&E	—	—	759	1,173	6,675	—	8,607
Transfer on purchase	—	—	—	—	(508)	—	(508)
Derecognition	—	—	—	—	(1,713)	—	(1,713)
Balance, December 31, 2024	$—	$—	$2,122	$4,615	$7,316	$233	$14,286
Depreciation	—	—	2,358	1,411	12,110	193	16,072
Write-down	—	—	(11)	—	—	—	(11)
Derecognition	—	—	—	—	(4,656)	—	(4,656)
Balance, December 31, 2025	$—	$—	$4,469	$6,026	$14,770	$426	$25,691
Carrying value
Balance, December 31, 2024	$57,063	$46,942	$8,543	$16,549	$12,646	$2,477	$144,220
Balance, December 31, 2025	$152,423	$322,133	$10,028	$15,138	$57,567	$2,284	$559,573

The Eskay Project, located in the Golden Triangle of British Columbia, is subject to various NSR royalties expected to be between 4% to 5.5%.

The additions to mineral property during the year ended December 31, 2025 include the increase on estimate of closure and reclamation provision of $7,734,000 (2024 – $23,574,000) (Note 12), share-based payments of $2,156,000 (2024 – $Nil), and interest expense on lease and other liabilities of $3,216,000 (2024 – $Nil).

The additions to construction-in-progress during the year ended December 31, 2025 include share-based payments of $2,449,000 (2024 – $Nil) and interest expense on lease liabilities of $71,000 (2024 – $Nil).

Total depreciation recognized during the year ended December 31, 2025 of $16,072,000 (2024 – $9,466,000) includes $12,640,000 (2024 – $Nil) and $2,188,000 (2024 – $1,243,000) that were capitalized to mineral property and construction-in-progress, respectively, $821,000 (2024 – $859,000) in general and administration expense and $423,000 (2024 – $7,364,000) in exploration and evaluation expense.

During the year ended December 31, 2025, the Company entered into various vehicle and equipment leases and loan financing in connection with the development of Eskay Project, resulting in additions to right-of-use assets and vehicles and equipment of $59,837,000 (2024 – $14,093,000) and $3,807,000 (2024 – $4,848,000), respectively.

24

9.	Flow-Through Share Premium Liability

The following is a continuity schedule of the liability related to flow-through share issuances:

In $000s
Balance, December 31, 2023	$3,137
Creation of flow-through share premium liability on issuance of flow-through shares	20,000
Settlement of flow-through share premium liability pursuant to qualified expenditures	(17,429)
Balance, December 31, 2024	$5,708
Creation of flow-through share premium liability on issuance of flow-through shares	7,203
Settlement of flow-through share premium liability pursuant to qualified expenditures	(12,911)
Balance, December 31, 2025	$—

The Company issued flow-through common shares during the year ended December 31, 2025 and 2024 that required the Company to incur qualifying Canadian Development Expenses as defined in the Canadian Income Tax Act by December 31, 2025. As of December 31, 2025, the Company fully satisfied this commitment, resulting in flow-through share premium recovery of $12,911,000.

10.	Lease Liabilities

In $000s
Balance, December 31, 2023	$9,607
Recognition of liability	13,710
Lease payments	(8,582)
Derecognition	(2,557)
Accretion – G&A	759
Accretion – E&E	596
Balance, December 31, 2024	$13,533
Recognition of liability	59,861
Lease payments	(12,111)
Derecognition	(1,757)
Accretion	3,624
Foreign exchange	(66)
Balance, December 31, 2025	$63,084

Current lease liabilities	$6,303
Long-term lease liabilities	7,230
Total lease liabilities, December 31, 2024	$13,533

Current lease liabilities	$15,751
Long-term lease liabilities	47,333
Total lease liabilities, December 31, 2025	$63,084

The Company’ s lease liabilities are primarily comprised of light vehicle fleet and heavy equipment for the construction and development of Eskay Project and head office space.

25

11.	Project Financing Package

On June 24, 2024, the Company entered into binding agreements with Orion with respect to a Project Financing Package for the development and construction of Eskay. The significant terms of the components of the Project Financing Package are outlined below.

Equity Investment

Orion committed to purchase US$100,000,000 of the Company’s common shares. Orion was the back-end buyer of a $100,000,000 development flow-through private placement transaction in which the Company issued 12,021,977 flow-through shares at a price of $8.3181 per flow-through share which closed on June 24, 2024. Orion also subscribed to a private placement, purchasing 3,418,702 common shares priced at $6.6545 per common share which also closed on June 24, 2024 (Note 13). In aggregate, as at December 31, 2024, Orion has met US$75,000,000 of its commitment to purchase US$100,000,000 of the Company's common shares. Orion’s US$25,000,000 commitment formally expired on December 31, 2024.

Orion has the right to participate in any future equity or equity-linked offerings by the Company up to the level of its ownership at the time of the offering, provided that Orion continues to own at least 5% of the common shares outstanding of the Company.

Gold Stream

●	Deposit: Total deposit of US$200,000,000 (the “Deposit”) in a series of five deposits on the following schedule:
i.	US$5,000,000 at the inception of the Gold Stream (received $6,808,000 (US$5,000,000) on July 5, 2024);
ii.	US$45,000,000 between January 1, 2025 and June 30, 2025 (received $64,815,000 (US$45,000,000) on December 30, 2024);
iii.	US$50,000,000 between April 1, 2025 and October 31, 2025 (received $68,217,000 (US$50,000,000) on June 27, 2025);
iv.	US$50,000,000 between July 1, 2025 and January 31, 2026 (received $68,967,000 (US$50,000,000) on September 4, 2025); and
v.	US$50,000,000 between September 1, 2025 and March 31, 2026 (received $69,692,000 (US$50,000,000) on September 29, 2025);
●	Area of interest: The area of interest for the Gold Stream is constrained to 500 meters around the existing Eskay mineral reserves and resources;
●	Deliveries: 10.55% of the payable gold production from Eskay (“Stream Percentage”) for the life of the mine, provided that the completion test (as defined in the agreement) is successfully achieved on or before September 30, 2027. If the completion test was not satisfied by September 30, 2027, Stream Percentage would increase to 10.70%, 10.85% and 11.00% if completion is achieved in the first, second or third calendar quarters following September 30, 2027, respectively, and to 11.40% for the remaining calendar quarters until satisfaction of the completion test;
●	Purchase price of each Eskay gold ounce sold and delivered: Until the Deposit has been reduced to $nil, the purchase price payable is (i) a cash payment of 10% of the gold market price on LBMA three days prior to delivery; and (ii) the difference between the gold market price and the cash payment received is credited to the Deposit. Once the Deposit has been reduced to $nil, the purchase price payable is a cash payment of 10% of the gold market price on LBMA three days prior to delivery;

26

●	Buy-down option: For a period of 12 months following the project completion date (as defined in the agreement), the Company may, at any time, reduce the Stream Percentage by 66.67% by repaying the proportional Deposit plus an imputed 18% internal rate of return (“IRR”);

27

11.	Project Financing Package (continued)

Gold Stream (continued)

●	Additional deposit: Following receipt of the full amount of the Deposit and the fourth advance of the Senior Secured Term Loan, the Company will have the option to draw an additional deposit amount of US$25,000,000 to US$100,000,000, with Stream Percentage to increase pro-rata to additional deposit drawn. The additional deposit is subject to an availability fee equal to 1% per annum of any undrawn portion, payable quarterly, and a 2% fee payable at the time of payment of the additional deposit;
●	Term: 20 years (“Initial Term”), which will be extended for successive 10-year periods (“Additional Term”). If there have been no active mining operations on Eskay during the final 10 years of Initial Term or throughout such Additional Term, the gold stream agreement will terminate at the end of the Initial Term or such Additional Term;
●	Financial covenants:
i.	Following a grace period after achieving the completion test and continuing until the Security Release Date[1], the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
ii.	Until the Security Release Date, following the full drawdown or cancellation of the commitments under the Senior Secured Term Loan and the additional deposit, the Company shall maintain at all times unrestricted cash and cash equivalents of at least $25,000,000;
●	Security: General security and share pledge agreements in favour of Orion from the Company.

The Gold Stream is accounted for as a derivative instrument measured at fair value through profit and loss. There was no initial fair value amount to record in the financial statements for the Gold Stream as at June 24, 2024 as it was determined that the terms of the contract at inception represented market rates. As there were no draws on the Gold Stream at June 30, 2024, no amounts related to the Gold Stream were recorded at that date.

Below is a reconciliation of the Gold Stream derivative liability for the year ended December 31, 2025:

In $000s
Balance, December 31, 2023	$—
Fair value of derivative liability at inception	—
Proceeds from Gold Stream (US$50,000)	71,623
Change in fair value of derivative liability	(7,737)
Balance, December 31, 2024	63,886
Proceeds from Gold Stream (US$150,000)	206,876
Change in fair value of derivative liability	151,140
Balance, December 31, 2025	$421,902

1 The Security Release Date is the later of: (a) Orion yielding an imputed 13% IRR on the Deposit; and (b) the earlier of the date on which (i) the Senior Secured Term Loan is repaid in full or (ii) Orion is no longer the lender under the Senior Secured Term Loan.

28

11.	Project Financing Package (continued)

Senior Secured Term Loan

●	Facility amount: US$350,000,000 with a maturity date of September 30, 2031;
●	Prior to the first advance, the Company may cancel the facility without incurring any fees;
●	Availability period: Non-revolving multi-draw facility available after the US$200,000,000 Deposit has been fully drawn. There are four advances of US$87,500,000 available until December 31, 2026, limited to one advance per quarter;
●	Each advance is subject to a discount of 2% of the principal amount at the time of drawing;
●	Undrawn amounts are subject to an availability fee of 1% per annum, payable in cash on each calendar quarter date;
●	Coupon: 3-month term Secured Overnight Financing Rate plus a margin of 7.75%;
●	Repayment:
i.	Equal quarterly principal repayments shall begin on December 31, 2027 and on each quarter thereafter until September 30, 2031;
ii.	Interest is not required to be paid until the project completion date (as defined in the agreement) and instead will be accrued quarterly as part of the principal amount of the Senior Secured Term Loan;
iii.	Should Skeena dispose of certain assets or receive liquidated damages relating to Eskay, any such aggregate net proceeds over $25,000,000 per year shall be delivered to Orion and applied as a prepayment to the principal and accrued interest of the Senior Secured Term Loan;
iv.	The Company may elect to voluntarily prepay the Senior Secured Term Loan without premium or penalty provided such prepayment is in the minimum amount of $1,000,000 and integral multiples of $100,000 thereafter;
●	Financial covenant: Following the first repayment date, the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
●	Security: Guarantee of obligations as well as general security, share pledge and blocked account agreements in favour of Orion from the Company.

Management determined that the Senior Secured Term Loan is a loan commitment until such time as the Company draws upon the facility, at which point it will be accounted for at amortized cost. At December 31, 2025, no amounts have been drawn on the Senior Secured Term Loan.

Availability fee

During the year ended December 31, 2025, the Company incurred an availability fee of $6,319,000 (2024 – $3,406,000), of which $4,910,000 (2024 – $2,649,000) relates to the Senior Secured Term Loan and is capitalized to Other non-current assets, and $1,409,000 (2024 – $757,000) relates to the Gold Stream additional deposit and is recognized as finance fee expense. As of December 31, 2025, the availability fee relating to the Senior Secured Term Loan amounts to $7,559,000 (2024 – $2,649,000).

29

12.	Provision for Closure and Reclamation

The following is a continuity schedule of the provisions for closure and reclamation:

In $000s	Eskay	Snip	Total
Balance, December 31, 2023	$10,468	$3,186	$13,654
Change in estimate	23,574	1,070	24,644
Accretion	154	47	201
Balance, December 31, 2024	$34,196	$4,303	$38,499
Change in estimate	7,734	(587)	7,147
Accretion	516	65	581
Balance, December 31, 2025	$42,446	$3,781	$46,227

The Company periodically updates information and assumptions in order to enable it to refine its estimate of the present value of its future closure and reclamation obligations. Inputs include anticipated costs of required remediation work and environmental monitoring as well as the pre-tax real discount rate used (2025 – 1.87%, 2024 – 1.51%).

13.	Capital Stock and Reserves

Authorized – unlimited number of voting common shares without par value.

Private placements and bought deal offerings

Transactions during the year ended December 31, 2025

On February 26, 2025, the Company closed a non-brokered private placement offering, whereby gross proceeds of $88,347,000 were raised by the issuance of 3,290,000 common shares at a price of $14.70 per common share and 2,230,000 flow-through shares at a price of $17.93 per flow-through share. In connection with the offering, the Company recognized a flow-through share premium liability of $7,203,000 (Note 9). In connection with offering, the Company incurred $5,568,000 in transaction costs.

On October 8, 2025, the Company closed a bought deal offering, whereby gross proceeds of $143,796,000 were raised by the issuance of 5,991,500 common shares at a price of $24.00 per common share. In connection with the offering, the Company incurred $7,608,000 in transaction costs.

Transactions during the year ended December 31, 2024

On June 24, 2024, the Company closed a non-brokered private placement offering, whereby gross proceeds of $22,750,000 were raised by the issuance of 3,418,702 common shares at a price of $6.6545 per common share.

On June 24, 2024, the Company also closed a non-brokered private placement offering, whereby gross proceeds of $100,000,000 were raised by the issuance of 12,021,977 flow-through shares at a price of $8.3181 per flow-through share. In connection with the offering, the Company recognized a flow-through share premium liability of $20,000,000 (Note 9).

30

13.	Capital Stock and Reserves (continued)

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”). Each Right would vest and converted into one common share upon the achievement of key Company and permitting milestones or over time. In April 2024, the Company issued the final share payment by converting 79,858 Rights into 79,858 common shares of the Company.

Share-based payments

Stock options

The stock options have a maximum expiry date period of 5 years from the grant date. The Company determines the fair value of the stock options granted using the Black-Scholes option pricing model.

Restricted share units and performance share units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of restricted share units (“RSUs”) or performance share units (“PSUs”) that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b). For RSUs classified as equity settled share-based payments, the Company determines the fair value of the RSUs granted using the Company’s share price on grant date. For PSUs granted during the year, the fair values were determined using the Company’s share price on grant date.

Deferred share units

The deferred share units (“DSUs”) are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company. For DSUs classified as equity settled share-based payments, the Company determines the fair value of the DSUs granted using the Company’s share price on grant date.

31

13.	Capital Stock and Reserves (continued)

Share-based payments (continued)

Stock option, RSU, PSU, and DSU transactions are summarized as follows:

	Stock Options		RSUs	PSUs	DSUs
		Weighted
		Average
	Number	Exercise Price	Number	Number	Number
Outstanding, December 31, 2023	4,899,918	$10.34	1,845,339	770,000	86,257
Granted	3,175,093	$7.24	533,852	147,000	163,980
Exercised	(539,947)	$5.34	(1,205,085)	—	—
Cancelled	(516,294)	$10.91	(162,982)	(15,400)	—
Outstanding, December 31, 2024	7,018,770	$9.28	1,011,124	901,600	250,237
Granted	1,178,908	$16.01	386,600	1,200,000	67,590
Exercised	(1,179,617)	$8.17	(583,860)	(385,004)	—
Cancelled	(216,134)	$8.79	(75,693)	(5,200)	—
Outstanding, December 31, 2025	6,801,927	$10.66	738,171	1,711,396	317,827
Exercisable, December 31, 2025	4,028,917	$11.17	—	—	—

During the year ended December 31, 2025, the Company granted 1,178,908 stock options with exercise prices between $14.65 and $32.69 per common share, 386,600 RSUs and 1,200,000 PSUs to various officers, employees and consultants of the Company, vesting upon achievement of certain construction milestones, or over various periods up to 3 years from the date of grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company. The Company also granted 67,590 DSUs to various directors, of which 24,702 DSUs were issued in settlement of accrued directors’ fees.

On January 1, 2026, the Company granted 458,232 stock options, 40,107 RSUs, 79,507 PSUs and 23,005 DSUs to various directors, officers, employees and consultants of the Company. One third of the stock options, RSUs and PSUs vest on October 1, 2026, July 1, 2027 and April 1, 2028. Certain stock options and PSUs are subject to accelerated vesting upon achievement of Company milestones. The Company also granted 10,000 stock options to an employee of the Company, with one third of the stock options vesting at each anniversary of the grant date. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $32.60 per common share.

The weighted average share price at the date of exercise of the stock options was $20.12 during the year ended December 31, 2025 (2024 – $10.37).

32

13.	Capital Stock and Reserves (continued)

Share-based payments (continued)

As at December 31, 2025, stock options, RSUs, and PSUs outstanding and exercisable were as follows:

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Stock options	1.00 - 10.00	3,112,095	3.28	1,145,072
	10.01 - 20.00	3,564,832	1.41	2,883,845
	20.01 - 30.00	90,000	4.81	—
	30.01 - 40.00	35,000	4.96	—
		6,801,927	2.33	4,028,917

RSUs		738,171	0.58	—

PSUs		1,711,396	0.57	—

Share-based payments during the years ended December 31, 2025 and 2024 consist of:

In $000s	2025	2024
Stock options	$9,350	$3,769
RSUs	3,649	5,813
PSUs	15,885	2,944
DSUs	643	600
	$29,527	$13,126

Recorded in mineral property, plant and equipment	$4,605	$—
Recorded in exploration and evaluation expense	1,026	4,327
Recorded in general and administrative expense	23,896	8,799
	$29,527	$13,126

The weighted average fair value per unit of the Company's stock options and share units granted during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Stock options	$6.72	$3.02
RSUs	$15.92	$6.34
PSUs	$16.45	$7.88
DSUs	$16.71	$6.03

33

13.	Capital Stock and Reserves (continued)

Share-based payments (continued)

The weighted average inputs used to determine the fair value of the Company’s stock options granted during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Expected life (years)	3.5	3.5
Annualized volatility	55.44%	53.22%
Dividend rate	0.00%	0.00%
Risk-free interest rate	2.59%	3.44%

14.	Capital Risk Management

The Company’s capital includes all components of shareholders’ equity. The Company’s objective in managing capital is to safeguard the Company’s ability to continue as going concern, to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk, and to provide reasonable return to shareholders. The Company manages the capital structure and makes adjustments in light of changes in the economic conditions, foreign exchange rates and the risk characteristics of the Company’s assets. In order to maintain or adjust the capital structure, the Company may issue shares or sell new assets to improve working capital. The Company has no other externally imposed capital requirements. In order for the Company to meet its obligations and undertake its intended discretionary spending relating to the further development of the Eskay Project, it may choose to fund such expenditures by obtaining financing through additional equity financing, debt financing or by other means.

15.	Supplemental Disclosure with Respect to Cash Flows

Non-cash transactions during the years ended December 31, 2025 and 2024 that were not presented elsewhere in the consolidated financial statements are as follows:

In $000s	2025	2024
Additions to mineral property, plant and equipment in accounts payable and accrued liabilities	$54,295	$17,311
Availability fees on Senior Secured Term Loan in accounts payable and accrued liabilities	$1,242	$—
Share issue costs in accounts payable and accrued liabilities	$—	$106
Construction prepayments and deposits reclassified to mineral property, plant and equipment	$8,676	$—
Settlement of accrued directors' fees through issuance of DSUs	$424	$450

During the years ended December 31, 2025 and 2024, the Company did not make any payments towards interest on long-term debt or income taxes.

34

16.	Income Taxes

Income tax expense differs from the amount that would be computed by applying the Canadian statutory corporate income tax rate of 27.00% (2024 – 27.00%) to income before income taxes. The reasons for the differences are as follows:

In $000s	2025	2024
Loss before income tax	$(179,379)	$(151,939)
Statutory income tax rate	27.00%	27.00%
Expected income tax benefit	(48,432)	(41,024)
Items not deductible for income tax purposes	(642)	3,623
Non-taxable items	(3,458)	(4,877)
Flow-through share issuances	18,523	22,935
Other	49	(384)
Change in unrecognized deferred tax assets	37,422	19,727
Income tax expense	$3,462	$—

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to the following deferred tax assets and liabilities:

In $000s	2025	2024
Non-capital losses carried forward	$3,428	$4,522
Share issue costs	—	1,329
Mineral property, plant and equipment	—	726
Gold Stream derivative liability	—	(2,089)
Exploration and evaluation assets	(3,838)	(3,600)
Provision for closure and reclamation	375	—
Right-of-use assets	(1,424)	(1,594)
Lease liabilities	1,826	2,093
Other assets	(2,594)	(1,360)
Other liabilities	—	(2)
Cash	3	(251)
Marketable securities	(1,837)	(25)
Net capital losses	599	251
Net deferred tax liabilities	$(3,462)	$—

35

16.	Income Taxes (continued)

The Company recognizes a deferred tax asset on unused tax losses or other deductible amounts only when the Company expects to have future taxable profit against which the amounts could be utilized. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts:

In $000s	2025	2024
Non-capital losses	$219,051	$49,083
Exploration and evaluation assets	9,978	—
Provision for closure and reclamation	44,839	38,498
Lease liabilities	56,322	5,783
Mineral property, plant and equipment	12,218	254,439
Gold Stream derivative liability	143,403	—
Marketable securities	—	1,080
Other liabilities	22,866	—
Share issue costs	21,399	5,681
Net capital losses	—	3,158
Unrecognized deductible temporary differences	$530,076	$357,722

The Company’s non-capital tax losses as at December 31, 2025 will expire between 2026 and 2045.

17.	Related Party Transactions

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2025 and 2024 are as follows:

In $000s	2025	2024
Director remuneration	$486	$382
Officer & key management remuneration[1]	$6,040	$4,206
Share-based payments	$19,611	$9,128

(1)	Remuneration consists exclusively of salaries and bonuses for officers and key management. These costs are components of administrative compensation, consulting and exploration and evaluation expense categories in the consolidated statement of loss and comprehensive loss.

Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense during the years ended December 31, 2025 and 2024 are as follows:

In $000s	2025	2024
Exploration and evaluation expense	$—	$907
General and administrative expense	$19,611	$8,221

36

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at December 31, 2025 is $3,881,000 (2024 – $2,106,000) which is owed to key management personnel in relation to key management compensation noted above.

18.Contingencies

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While outcomes of these matters are uncertain, based on the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period when such changes occur.

19.	Subsequent Event

Subsequent to December 31, 2025, the Company entered into a series of agreements related to building and operating the Eskay Project. The significant additional cash commitments under these agreements are expected to be approximately $43 million in 2026, $24 million in 2027 and $30 million after 2027.

37